                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 ______________

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO.________)/1/

                          UC TELEVISION NETWORK CORP.
                          ---------------------------
                                (Name of Issuer)
                                ----------------

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)
                         ------------------------------

                                    902639103
                                 -----------------
                                 (CUSIP Number)
                                 --------------

           Rosemarie Thurston, Esq., Morris, Manning & Martin, L.L.P.
            3343 Peachtree Road, N.E., 1600 Atlanta Financial Center
                     Atlanta, Georgia  30326  (404) 233-7000
               -------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 April 25, 1997
                                 --------------
            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13D-1 (b)(3) or (4), check the following box. [ ]

          Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                            (Page 1 of _____ Pages)

----------
/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS:

     U-C Holdings, L.L.C.

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:              (a) [ ]
                                                                     (b) [ ]
 3.  SEC USE ONLY:

 4.  SOURCE OF FUNDS*:  WC

 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e):                             [ ]

 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware Limited Liability Company

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

 7.  SOLE VOTING POWER:

 8.  SHARED VOTING POWER:  29,090,909

 9.  SOLE DISPOSITIVE POWER:

10.  SHARED DISPOSITIVE POWER:  29,090,909

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:  29,090,909

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*:                                           [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:  72.6%

14.  TYPE OF REPORTING PERSON*:   OO (limited liability company)

1.     NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS:

       John R. Willis              ###-##-####

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:   (a) [ ]
                                                            (b) [ ]
3.     SEC USE ONLY:

4.     SOURCE OF FUNDS*: AF

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) OR 2(e):                           [ ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION:  U.S. Citizen

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.     SOLE VOTING POWER:

8.     SHARED VOTING POWER:  29,090,909

9.     SOLE DISPOSITIVE POWER:

10.    SHARED DISPOSITIVE POWER:  29,090,909

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON:  29,090,909

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*:                                         [ ]

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:  72.6%

14.    TYPE OF REPORTING PERSON*:   IN

1.     NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS:

       Avy H. Stein             ###-##-####

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:   (a) [ ]
                                                            (b) [ ]
3.     SEC USE ONLY:

4.     SOURCE OF FUNDS*: AF

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) OR 2(e):                           [ ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION:  U.S. Citizen

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.     SOLE VOTING POWER:

8.     SHARED VOTING POWER:  29,090,909

9.     SOLE DISPOSITIVE POWER:

10.    SHARED DISPOSITIVE POWER:  29,090,909

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON:  29,090,909

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*:                                         [ ]

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:  72.6%

14.    TYPE OF REPORTING PERSON*:   IN

1.     NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS:

       Beth F. Johnston         ###-##-####

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:   (a) [ ]
                                                            (b) [ ]
3.     SEC USE ONLY:

4.     SOURCE OF FUNDS*: AF

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) OR 2(e):                             [ ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION:  U.S. Citizen

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.     SOLE VOTING POWER:

8.     SHARED VOTING POWER:  29,090,909

9.     SOLE DISPOSITIVE POWER:

10.    SHARED DISPOSITIVE POWER:  29,090,909

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON:  29,090,909

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*:                                           [ ]

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:  72.6%

14.    TYPE OF REPORTING PERSON*:   IN

1.     NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS:

       Daniel M. Gill           ###-##-####

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:   (a) [ ]
                                                            (b) [ ]
3.     SEC USE ONLY:
4.     SOURCE OF FUNDS*: AF

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) OR 2(e):                             [ ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION:  U.S. Citizen

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.     SOLE VOTING POWER:

8.     SHARED VOTING POWER:  29,090,909

9.     SOLE DISPOSITIVE POWER:

10.    SHARED DISPOSITIVE POWER:  29,090,909

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON:  29,090,909

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*:                                           [ ]

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:  72.6%

14.    TYPE OF REPORTING PERSON*:   IN

1.     NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS:

       Daniel H. Blumenthal     ###-##-####

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:   (a) [ ]
                                                            (b) [ ]
3.     SEC USE ONLY:

4.     SOURCE OF FUNDS*: AF

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) OR 2(e):                             [ ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION:  U.S. Citizen

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.     SOLE VOTING POWER:

8.     SHARED VOTING POWER:  29,090,909

9.     SOLE DISPOSITIVE POWER:

10.    SHARED DISPOSITIVE POWER:  29,090,909

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON:  29,090,909

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*:                                           [ ]

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:  72.6%

14.    TYPE OF REPORTING PERSON*:   IN

Item 1.  Security and Issuer.
-------  -------------------

     This Statement on Schedule 13D relates to the shares of Common Stock, $.001 par value, of UC Television Network Corp. (the "Company"). The address of the principal executive office of the Company is UC Television Network Corp., 645 Fifth Avenue, East Wing, New York, New York 10022.

Item 2.  Identity and Background
-------  -----------------------

     This Statement is filed by the following persons:

     (a) U-C Holdings, L.L.C. ("Holdings"), a limited liability company organized under the laws of the State of Delaware with its principal business address at 227 West Monroe Street, Suite 4300, Chicago, Illinois 60606. Holdings' principal business is investing in the securities of the Company.

     (b) John R. Willis, an individual whose business address is 227 West Monroe Street, Suite 4300, Chicago, Illinois 60606. Mr. Willis' principal occupation is serving as a Manager and Founding Member of Willis Stein & Partners, L.L.C., the general partner of Willis Stein & Partners, L.P., a private equity investment limited partnership. Mr. Willis is a citizen of the United States of America.

     (c) Avy H. Stein, an individual whose business address is 227 West Monroe Street, Suite 4300, Chicago, Illinois 60606. Mr. Stein's principal occupation is serving as a Manager and Founding Member of Willis Stein & Partners, L.L.C., the general partner of Willis Stein & Partners, L.P., a private equity investment limited partnership. Mr. Stein is a citizen of the United States of America.

     (d) Beth F. Johnston, an individual whose business address is 227 West Monroe Street, Suite 4300, Chicago, Illinois 60606. Ms. Johnston's principal occupation is serving as a Founding Member of Willis Stein & Partners, L.L.C., the general partner of Willis Stein & Partners, L.P., a private equity investment limited partnership. Ms. Johnston is a citizen of the United States of America.

     (e) Daniel H. Blumenthal, an individual whose business address is 227 West Monroe Street, Suite 4300, Chicago, Illinois 60606. Mr. Blumenthal's principal occupation is serving as a Founding Member of Willis Stein & Partners, L.L.C., the general partner of Willis Stein & Partners, L.P., a private equity investment limited partnership. Mr. Blumenthal is a citizen of the United States of America.

     (f) Daniel M. Gill, an individual whose business address is 227 West Monroe Street, Suite 4300, Chicago, Illinois 60606. Mr. Gill's principal occupation is serving as a Founding Member of Willis Stein & Partners, L.L.C., the general partner of Willis Stein & Partners, L.P., a private equity investment limited partnership. Mr. Gill is a citizen of the United States of America.

     In addition, information relating to the following entities and persons is provided pursuant to General Instruction C to Schedule 13D:


     (g) Willis Stein & Partners, L.P., a limited partnership organized under the laws of the State of Delaware with its principal business address at 227 West Monroe Street, Suite 4300, Chicago, Illinois 60606. The principal business of Willis Stein & Partners, L.P. is investing in equity securities. Willis Stein & Partners, L.P. serves as the Managing Member of Holdings.

     (h) Willis Stein & Partners, L.L.C., a limited liability company organized under the laws of the State of Delaware with its principal business address at 227 West Monroe Street, Suite 4300,

Chicago, Illinois 60606. The principal business of Willis Stein & Partners, L.L.C. is serving as the General Partner of Willis Stein & Partners, L.P., a private equity investment limited partnership.

     During the past five years, none of the entities or persons listed above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration
-------  -------------------------------------------------

     The funds used to acquire the Common Stock of the Company described in Item 5 below were taken from the equity contributions to capital of Holdings made by its members. The purchase price of the securities reported herein, including the Common Stock, Class C Warrant and rights pursuant to the Equity Protection Agreements (hereinafter described) (collectively, the "Purchased Securities") was an aggregate of $16,200,000. Holdings paid the purchase price by the payment of $29,090.91 in cash and the delivery of a promissory note payable to the Company in the amount of $16,170,909.09 (the "Note"). The Note provides that it will be immediately due and payable upon the release of the Purchased Securities from escrow pursuant to the Escrow Agreement described in Item 4 below.


Item 4.  Purpose of Transaction
-------  ----------------------

     Holdings acquired the Purchased Securities for investment purposes on April 25, 1997 (the "Closing Date"). On April 24, 1997, two of the Company's directors, Edward McLaughlin and Edward Weinberger, resigned. On the Closing Date, the remaining two directors appointed four new directors designated by Holdings and elected three new executive officers to be effective approximately May 12, 1997. The change in the membership of the Board of Directors and the election of new executive officers of the Company was described in an Information Statement (the "14F-1 Information Statement") filed with the Securities and Exchange Commission (the "Comission") on May 1, 1997 pursuant to
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14(f) thereunder. As disclosed in the 14F-1 Information Statement, Holdings acquired, pursuant to a Purchase Agreement between the Company and Holdings dated April 25, 1997 (the "Purchase Agreement"), 29,090,909 shares of Common Stock and a Class C Warrant to purchase an additional 3,863,662 shares of Common Stock and entered into certain Equity Protection Agreements with the Company. The Equity Protection Agreements provide that Holdings shall have the right to acquire additional shares of the Company's Common Stock at such time as outstanding warrants and options to acquire Common Stock are exercised by third parties in order to protect Holdings' percentage ownership interest in the Company's Common Stock from dilution. On the Closing Date, the Company, Holdings and LaSalle National Bank, as escrow agent, entered into an Escrow Agreement pursuant to which the Company placed into escrow the purchase price paid by Holdings for the Purchased Securities, and Holdings placed into escrow the Purchased Securities. The Purchased Securities are to be released to Holdings and the purchase price is to be released to the Company following satisfaction of certain conditions set forth in the Escrow Agreement, as further described in the 14F-1 Information Statement. If the conditions specified in the Escrow Agreement to the release from escrow are not timely satisfied and Holdings delivers instructions to the Escrow Agent, the Escrow Agent will release the cash and the Note to Holdings and the Purchased Securities to the Company, and all transactions contemplated by the Purchase Agreement will be rescinded (including the appointment of new directors and officers) and the Purchased Securities will no longer be outstanding.

     Pursuant to the Purchase Agreement, the Company intends to amend its Certificate of Incorporation to increase the number of authorized shares of Common Stock of the Company from 50,000,000 to 100,000,000 shares, effective as of 20 days after the filing with the Commission and mailing to the stockholders of the Company of an Information Statement on Schedule 14C pursuant to Section 14(c) of the Exchange Act and Regulation 14C thereunder.

     Holdings may elect to acquire additional shares of Common Stock of the Company or to sell shares. Any such determination may be based on a number of factors, including the continued attractiveness of investment in the Company shares at then prevailing market prices or the prices specified in Holdings' Class C Warrant or the Equity Protection Agreements, as applicable, the number of shares that are available for purchase, the price or prices thereof, general market conditions and other similar factors. The persons identified in response to Item 2 of this Statement will make the determination as to when or whether to exercise Holdings' warrant to acquire additional shares of the Company's Common Stock and when or whether to exercise Holdings' rights pursuant to the Equity Protection Agreements based on these factors.

     While they reserve the right to develop plans or proposals in the future regarding the following items, at the present time none of the persons identified in response to Item 2 of this Statement have any plans or proposals which relate to or would result in any of the following:

     (a) except as described above, the acquisition of additional securities of the Company, or the disposition of securities of the Company;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) except as described above, any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Company, other than the change in the number of authorized shares of Common Stock described above;

     (f) any other material change in the Company's business or corporate structure;

     (g) except as described above with respect to the proposed amendment to the Company's Certificate of Incorporation, any changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national security association;

     (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

     (j) any action similar to those enumerated above.

Item 5.  Interest in Securities of the Issuer.
-------  -------------------------------------

     (a) As of April 25, 1997, there were 40,075,766 shares of the Company's Common Stock outstanding. Holdings directly owns 29,090,909 shares of the Company's Common Stock, or 72.6%. Holdings also acquired on April 25, 1997 a Class C Warrant entitling Holdings to acquire an additional 3,863,662 shares of the Company's Common Stock, exercisable after two years from the date of issuance, subject to certain acceleration provisions, at an exercise price of $.55 per share, until seven years after the date of issuance. The Company and Holdings also entered into certain Equity Protection Agreements pursuant to which Holdings has the right to acquire additional shares of the Company's Common Stock at such time as outstanding warrants and options to acquire the Company's Common Stock are exercised by third parties in order to protect Holdings' percentage ownership interest in the Company's Common Stock from dilution. John R. Willis and Avy H. Stein (collectively, the "Managers"), as the Managers of, and John R. Willis, Avy H. Stein, Beth F. Johnston, Daniel M. Gill and Daniel H. Blumenthal (collectively, the "Founding Members"), as the Founding Members of, Willis Stein & Partners, L.L.C., the general partner of Willis Stein & Partners, L.P., which is the Managing Member of Holdings, may be deemed to share the power to direct the voting and disposition of the shares of Common Stock held by Holdings and may be deemed to beneficially own such shares.

     (b) 29,090,909 shares of Common Stock are directly owned by Holdings. None of the Founding Members directly owns any shares of the Company's Common Stock, but the Founding Members may be deemed to share the power to vote or to direct the vote as well as the power to dispose of or to direct the disposition of all of the shares of Common Stock held by Holdings, by virtue of such persons' status as Managers and/or Founding Members of Willis, Stein & Partners, L.L.C., the general partner of Willis, Stein & Partners, L.P., which is the Managing Member of Holdings.

     (c) Other than the securities acquired pursuant to the Purchase Agreement described herein, there were no transactions in the class of securities reported on that were effected during the past sixty (60) days or since the most recent filing of Schedule 13D by the persons named in response to Paragraph (a).

     (d) Pursuant to the Limited Liability Company Agreement of U-C Holdings, L.L.C., dated April 25, 1997 (the "Operating Agreement"), the following persons are members of Holdings and, as such, have the right to receive distributions from Holdings: Jason Elkin, Joseph D. Gersh, John T. Dobson III and Willis Stein & Partners, L.P. The sole investment of Holdings is its interest in securities of the Company; therefore, any dividends paid by the Company to Holdings will be distributed to the members of Holdings in accordance with the distribution provisions of the Operating Agreement. As a result, the members of Holdings have the right to receive dividends from, as well as the proceeds from the sale of, securities of the Company held by Holdings.

     (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
------   ---------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

     The Operating Agreement (described in Item 5(d) above and filed as an exhibit hereto) provides that Willis, Stein & Partners, L.P., as the Managing Member of Holdings, shall have the sole authority with respect to the transfer and voting of the securities owned by Holdings. The Operating Agreement contains provisions regarding the transfer and voting of the securities of the Company held by Holdings.

The Operating Agreement was entered into among the members of Holdings named in response to Item 5(d) above.

Item 7.  Material to be Filed as Exhibits.
------   --------------------------------

      The following documents are filed as exhibits hereto:

     (a) Joint Filing Agreement, dated May 5, 1997, among U-C Holdings, L.L.C., John R. Willis, Avy H. Stein, Beth F. Johnston, Daniel M. Gill and Daniel H. Blumenthal.

     (b) Purchase Agreement, dated April 25, 1997, between U-C Holdings, L.L.C. and UC Television Network Corp.

     (c) Limited Liability Company Agreement of U-C Holdings, L.L.C. dated April 25, 1997.

     (d) Class C Warrant No. C-1 issued by UC Television Network Corp. to U-C Holdings, L.L.C. dated April 25, 1997.

     (e) Four separate Equity Protection Agreements, each dated as of April 25, 1997, between UC Television Network Corp. and U-C Holdings, L.L.C.

     (f) Registration Rights Agreement, dated April 25, 1997, between UC Television Network Corp. and U-C Holdings, L.L.C.

                                   SIGNATURES

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct as of this 5th day of May, 1997.


                              U-C HOLDINGS, L.L.C.

                              By:  Willis Stein & Partners, L.P.
                                   Its Managing Member

                                   By:  Willis Stein & Partners, L.L.C.
                                        Its General Partner

                                        By:  /s/ Avy H. Stein
                                             ----------------------------
                                                  Avy H. Stein
                                                  Its Manager



                              /s/ John R Willis
                              -------------------------------------------
                              John R. Willis


                              /s/ Avy H. Stein
                              -------------------------------------------
                              Avy H. Stein


                              /s/ Beth F. Johnston
                              -------------------------------------------
                              Beth F. Johnston


                              /s/ Daniel M. Gill
                              -------------------------------------------
                              Daniel M. Gill


                              /s/ Daniel H. Blumenthal
                              -------------------------------------------
                              Daniel H. Blumenthal